                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
           Tender Offer Statement (Amendment No. 4--Final Amendment)
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                           Schedule 13D Statement/1/
                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                      ___________________________________

                              AG ASSOCIATES, INC.
                            ______________________
                           (Name of Subject Company)

                           STEAG AKTIENGESELLSCHAFT,

                         STEAG ELECTRONIC SYSTEMS GMBH
                                      AND
                          MIG ACQUISITION CORPORATION
                       _________________________________
                                   (Bidders)
                        Common Stock, without par value
                      ___________________________________
                        (Title of Class of Securities)

                                  001073 10 5
                      ___________________________________
                     (CUSIP Number of Class of Securities)

                             Dr. Peter Lockowandt
                         STEAG Electronic Systems GmbH
                           Ruttenscheider Strasse 1-3
                             45128 Essen, Germany
                              011-49-201-801-2510
                       _________________________________

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)
                       _________________________________

                                   Copy to:
                          John W. Campbell III, Esq.
                            Morrison & Foerster LLP
                               425 Market Street
                       San Francisco, California  94105
                                (415) 268-7000
                             _____________________

                           CALCULATION OF FILING FEE

=======================================================================================================================
                Transaction Valuation*                                     Amount of Filing Fee**
-----------------------------------------------------------------------------------------------------------------------
                    $34,116,461.50                                               $6,823.29
=======================================================================================================================

* For the purpose of calculating the fee only, this amount assumes the purchase of 6,202,993 shares of Common Stock of AG Associates, Inc. ("Shares") at $5.50 per Share.

** 1/50 of 1% of the Transaction Valuation.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

------------------------------
/1/ This Statement also constitutes the Statement on Schedule 13D of STEAG Aktiengesellschaft, STEAG Electronic Systems GmbH and MIG Acquisition Corporation filed with respect to the shares of Common Stock of AG Associates, Inc., a California corporation, acquired pursuant to the Offer to Purchase dated January 22, 1999, as supplemented to date.

Amount Previously Paid: $6,823.29                        Filing Party: MIG Acquisition Corporation,
  STEAG Electronic Systems GmbH                          and STEAG Aktiengesellschaft
Form or Registration No.: Schedule 14D-1                 Date Filed: January 22, 1999

  CUSIP No. None                 14D-1/13D

------------------------------------------------------------------------------
 1.   Name of Reporting Persons

      S.S. or I.R.S. Identification No. of above Persons

                                STEAG Aktiengesellschaft
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)


                                        WC
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                         [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               Organized under the laws of the Federal Republic of Germany

------------------------------------------------------------------------------
 7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                Indirectly through MIG Acquisition Corporation, its wholly-owned subsidiary: 5,682,244 shares of Common Stock (including approximately 565,886 shares subject to guarantee of delivery)
------------------------------------------------------------------------------
 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
 9.   Percent of Class Represented by Amount in Row (7)

                                     91.0%
------------------------------------------------------------------------------
10.   Type of Reporting Person (See Instructions)

                                     OO

------------------------------------------------------------------------------

  CUSIP No. None                  14D-1/13D

------------------------------------------------------------------------------
 1.   Name of Reporting Persons

      S.S. or I.R.S. Identification No. of above Persons

                                STEAG Electronic Systems GmbH
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)


                                    AF; WC
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                         [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               Organized under the laws of the Federal Republic of Germany

------------------------------------------------------------------------------
 7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                Indirectly through MIG Acquisition Corporation, its wholly-owned subsidiary: 5,682,244 shares of Common Stock (including approximately 565,886 shares subject to guarantee of delivery)
------------------------------------------------------------------------------
 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
 9.   Percent of Class Represented by Amount in Row (7)

                                    91.0%
------------------------------------------------------------------------------
10.   Type of Reporting Person (See Instructions)

                                     OO

------------------------------------------------------------------------------

  CUSIP No. None                   14D-1/13D

------------------------------------------------------------------------------
 1.   Name of Reporting Persons

      S.S. or I.R.S. Identification No. of above Persons

                       MIG Acquisition Corporation
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)


                                      AF
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                         [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

                               State of Delaware

------------------------------------------------------------------------------
 7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                Directly: 5,682,244 shares of Common Stock (including approximately 565,886 shares subject to guarantee of delivery)
------------------------------------------------------------------------------
 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
 9.   Percent of Class Represented by amount in Row (7)

                                    91.0%
------------------------------------------------------------------------------
10.   Type of Reporting Person (See Instructions)

                                     CO

------------------------------------------------------------------------------

          This Amendment No. 4 (Final Amendment) constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on January 22, 1999 by MIG Acquisition Corporation (the "Purchaser"), STEAG Electronic Systems GmbH (the "Parent") and STEAG Aktiengesellschaft ("STEAG"), as amended by Amendment Nos. 1, 2 and 3 thereto, relating to the offer by Purchaser to purchase all outstanding shares of common stock, without par value (the "Shares"), of AG Associates, Inc., a California corporation, at a price of $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated January 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

          Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

          Item 4.  Source and Amount of Funds or Other Consideration.

                   Item 4(a) is hereby amended and supplemented by the following:

                   "The total amount of funds required by the Purchaser to purchase 5,682,244 Shares accepted for payment pursuant to the Offer, excluding related fees and expenses, is $31,252,342. The Purchaser is obtaining such funds from capital contributions from Parent."

          Item 6.  Interest in Securities of the Subject Company.

                   Item 6 is hereby amended and supplemented by the following:

                   At 12:00 midnight, New York City time, on Friday, February 19, 1999 the Offer expired. Based on information provided by the Depositary, approximately 5,682,244 Shares were tendered pursuant to the Offer, of which 565,886 Shares were tendered pursuant to notices of guaranteed delivery. On February 22, 1999, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered Shares resulted in Purchaser owning approximately 91.0% of the outstanding Shares. A copy of a press release announcing the expiration of the Offer and the acceptance for payment of validly tendered Shares is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.


          Item 10.  Additional Information.

                    Item 10 (b) and (c) is hereby amended and supplemented by the following:

                    On February 22, 1999, Parent issued a press release announcing, among other things, that the waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York City time, on February 19, 1999, without further action by the Antitrust Division. A copy of the press release issued by Parent on February 22, 1999 is filed herewith as Exhibit
(a)(10) and is incorporated by reference herein.

          Item 11.  Material to be Filed as Exhibits.

                    Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

                    Exhibit (a)(10)   Press Release issued by Parent on
                    February 22, 1999.

                    Exhibit (a) (11) Joint Filing Agreement dated as of February 22, 1999.

                                 EXHIBIT LIST


Exhibit
Number
 (a)(1)             Form of Offer to Purchase dated January 22, 1999.*

 (a)(2)             Form of Letter of Transmittal.*

 (a)(3)             Form of Notice of Guaranteed Delivery.*

 (a)(4)             Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

 (a)(5)             Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
                    Nominees to Clients.*

 (a)(6)             Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
                    Form W-9.*

 (a)(7)             Summary Advertisement as published in The New York Times on January 22, 1999.*

 (a)(8)             Joint Press Release issued by Parent and the Company on January 19, 1999.*

 (a)(9)             Press Release issued by Parent on February 4, 1999.*

 (a)(10)            Press Release issued by Parent on February 22, 1999

 (a)(11)            Joint Filing Agreement dated as of February 22, 1999

 (c)(1)             Agreement and Plan of Merger, dated as of January 18, 1999, among Parent, Purchaser and the Company.*

 (c)(2)             Stock Option Agreement, dated as of January 18, 1999, among Parent, Purchaser and the Company.*

 (c)(3)             Voting Agreements, dated as of January 18, 1999, January 14, 1999 and December 16, 1998,
                    among Parent Purchaser and certain shareholders of the Company.*

 (c)(4)             Common Stock Option, dated as of January 18, 1999, by the Company.*

 (c)(5)             Option, dated as of January 14, 1999, among Parent, Company and Morrison & Foerster LLP.*

_______________________
*Previously Filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 22, 1999

                                    STEAG ELECTRONIC SYSTEMS GMBH

                                    By:    /s/ Hans-Georg Betz
                                            -------------------
                                    Name:  Dr. Hans-Georg Betz
                                    Title: President and CEO


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 22, 1999

                          MIG ACQUISITION CORPORATION

                                    By:    /s/ Hans-Georg Betz
                                           -------------------
                                    Name:  Dr. Hans-Georg Betz
                                    Title: Chairman of the Board and President


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 22, 1999


                           STEAG AKTIENGESELLSCHAFT

                                    By:    /s/Jochen Melchior
                                           -------------------
                                    Name:  Dr. Jochen Melchior
                                    Title: Chairman of the Management Board